Uh 2-27-02



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ED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
FEB 25 2002
WASH, D.C.
365
SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Parker Global Investments, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Summer Street, 6th Floor
(No. and Street)

Stamford	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lorraine Walls (203) 358-4024
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name — *if individual, state last, first, middle name*)

3/11/02

700 Canal Street, 5th Floor	Stamford	CT	06902
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lorraine Walls, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parker Global Investments, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Lorraine Walls
Signature

Chief Compliance Officer
Title

BETSY PARKS
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2003

Betsy Parks
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM
international

INDEPENDENT AUDITORS' REPORT

To the Member
Parker Global Investments, LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of Parker Global Investments, LLC (a Connecticut limited liability company) as of December 31, 2001, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parker Global Investments, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Stamford, Connecticut
January 25, 2002

Parker Global Investments, LLC
Statement of Financial Condition
December 31, 2001

Assets		
Cash	$	12,473
Liabilities and Member's Equity		
Accrued expenses	$	4,300
Member's Equity		8,173
	$	12,473

See Notes to Financial Statements.

Parker Global Investments, LLC
Statement of Operations
For the Year Ended December 31, 2001

Revenue		
Interest	$	173
Expenses		
Audit fee		(2,400)
Net Loss	$	(2,227)

See Notes to Financial Statements.

Parker Global Investments, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2001

Balance at January 1, 2001	$	7,900
Contribution		2,500
Net Loss		(2,227)
Balance at December 31, 2001	$	8,173

See Notes to Financial Statements.

Parker Global Investments, LLC
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash Flows from Operating Activities	
Net loss	$ (2,227)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in assets and liabilities	
Accrued expenses	2,400
Net Cash Provided by Operating Activities	173
Cash Flows from Financing Activities	
Contribution	2,500
Net Increase in Cash	2,673
Cash at Beginning of Year	9,800
Cash at End of Year	$ 12,473

See Notes to Financial Statements.

Parker Global Investments, LLC
Notes to Financial Statement

NOTE 1. Organization and Business

Parker Global Investments, LLC (the "Company") was organized in Connecticut on August 12, 1997. The Company is organized as a broker-dealer under the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. on December 2, 1997. The Company is the wholly owned subsidiary of its parent company Parker Global Strategies, LLC. The Company is exempt from the provisions of Rule 15c3-3 under the provisions of section (k)(2)(i).

NOTE 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes cash held in an interest bearing bank account.

Income Taxes

The Company files a consolidated tax return with its parent company and all items of income and deduction flow through to the members of the parent thus, no provision for taxes has been made in the financial statements.

NOTE 3. Related Party Transactions

The Company receives administrative services from its parent at no cost.

NOTE 4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2001, the Company had net capital of $8,173 which exceeded the minimum requirement of $5,000 by $3,173. The Company's ratio of aggregate indebtedness to net capital was .53 to 1 at December 31, 2001.



McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM
international

INDEPENDEDNT AUDITORS REPORT ON THE SUPPLEMENTARY INFORMATION

To the Member
Parker Global Investments, LLC
Stamford, Connecticut

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Stamford, Connecticut
January 25, 2002

Parker Global Investments, LLC
Schedule I - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

Member's Equity	$	8,173
Haircuts on Cash Equivalents		-
Net Capital	$	8,173
Aggregate Indebtedness		
Total liabilities included in the statement of financial condition	$	4,300
Minimum Capital Required		
(the greater of 6-2/3% of aggregate indebtedness or $5,000)	$	5,000
Excess Net Capital	$	3,173
Excess Net Capital at 1,000 percent	$	7,743
Ratio of Aggregate Indebtedness to Net Capital		.53 to 1

NOTE - There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Reports of December 31, 2001. Therefore, no reconciliation of the two computations is deemed necessary.

Parker Global Investments, LLC
Schedule II - Exemption From the Provision of Rule 15c3-3
December 31, 2001

Parker Global Investments, LLC claims exemption from the provisions of Rule 15c3-3, since the Company is not a broker/dealer which carries customer accounts.



McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM
international

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Parker Global Investments, LLC
Stamford, Connecticut

In planning and performing our audit of the financial statements and supplemental schedules of Parker Global Investments, LLC, (the Company) for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Member
Parker Global Investments, LLC
Stamford, Connecticut

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by any other parties.

McGladrey & Pullen, LLP

Stamford, Connecticut
January 25, 2002

PARKER GLOBAL INVESTMENTS, LLC
(S.E.C. I.D. No. 8-49463)

FINANCIAL REPORT

December 31, 2001

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